# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BuzzFeed, Inc., CIK 0001828972
CUSIP: 12430A300
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: David Arroyo, Esq., c/o BuzzFeed, Inc., 50 West 23rd Street, New York, New York (NY), 10010
Date of event which requires filing of this statement: 05/26/2026
Amends the filing with accession number 0001104659-21-149139
Filed by CIK 0001891865
Persons authorized to receive notices and communications: David Arroyo, Esq., c/o BuzzFeed, Inc., 50 West 23rd Street, New York, New York (NY), 10010, 646-397-2039; Michael Levitt, Esq., Freshfields US LLP, 175 Greenwich Street, 51st Floor, New York, New York (NY), 10007, 212-277-4000

## Reporting persons
- Jonah Peretti, LLC (CIK 0001891865): type of reporting person: other (OO); citizenship or place of organization: California (CA); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,309,354; sole dispositive power 0; shared dispositive power 1,309,354; aggregate amount beneficially owned 1,309,354 (1.7% of the class)
  Comment: (1) The amount in rows 8, 10 and 11 represents shares of Class A Common Stock. All of the shares of Class A Common Stock held by Jonah Peretti, LLC may be deemed to be beneficially owned by Jonah Peretti as the sole member of Jonah Peretti, LLC. On May 26, 2026, Jonah Peretti, LLC converted all 1,309,354 shares of its Class B Common Stock, which are convertible into shares of Class A Common Stock at any time at the election of the holder on a one-for-one basis, into 1,309,354 shares of Class A Common Stock.
  
  (2) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Securities Exchange Act of 1934 (as amended, the "Act") based on: (i) the aggregate number of securities beneficially owned by the Reporting Person; plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 26, 2026. An aggregate of: (i) 78,983,041 shares of Class A Common Stock; (ii) 33,355 shares of Class B Common Stock; and (iii) no shares of Class C Common Stock were outstanding as of May 26, 2026, as reported by the Issuer in its Current Report on Form 8-K filed with the Securities and Exchange Commission on May 27, 2026.
- Jonah Peretti (CIK 0001886657): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 311,693; shared voting power 1,309,354; sole dispositive power 311,693; shared dispositive power 1,309,354; aggregate amount beneficially owned 1,621,047 (2% of the class)
  Comment: (1) The amount in rows 8 and 10 represents shares of Class A Common Stock held by Jonah Peretti, LLC, which may be deemed to be beneficially owned by Jonah Peretti as the sole member of Jonah Peretti, LLC. On May 26, 2026, Jonah Peretti, LLC converted all 1,309,354 shares of its Class B Common Stock, which are convertible into shares of Class A Common Stock at any time at the election of the holder on a one-for-one basis, into 1,309,354 shares of Class A Common Stock.
  (2) The amount in rows 8, 10 and 11 do not include an aggregate total of 1,049,061 shares of Class A Common Stock held by Johnson BF, LLC and John S. Johnson, III (the "Johnson Parties"). On May 26, 2026, the irrevocable proxy granted by the Johnson Parties for voting power of such shares was terminated. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) (the "Holder Voting Agreement") of the Schedule 13D, as amended hereby.
  (3) The amount in row 11 includes (i) 1,309,354 shares of the Issuer's Class A Common Stock; (ii) an aggregate of 35,694 RSUs which vested on February 24, 2026 and May 1, 2026; and (iii) an aggregate of 275,999 options to purchase Class A Common Stock which vested on February 1, 2026 and May 1, 2026.
  (4) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 26, 2026, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 78,983,041 shares of Class A Common Stock; (ii) 33,355 shares of Class B Common Stock; and (iii) no shares of Class C Common Stock were outstanding as of May 26, 2026, as reported by the Issuer in a Form 8-K filed on May 27, 2026.
  securities beneficially owned by the Reporting Person assuming conversion of the Class B Common Stock into Class A Common Stock (and excluding the conversion of shares of Class B Common Stock held by other persons); plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 11, 2026, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 36,296,018 shares of Class A Common Stock; (ii) 1,342,709 shares of Class B Common Stock; and (iii) no shares of Class C Common were outstanding as of May 6, 2026, as reported by the Issuer in the 3/31/26 10-Q. In connection with the Stock Purchase Agreement, the Issuer agreed to issue and sell to AFD 40,000,000 shares Class A Common Stock. Giving pro forma effect to the Stock Purchase Agreement, the total number of shares of Class A Common Stock outstanding for purposes of calculating Mr. Peretti's beneficial ownership would be 77,917,065, and Mr. Peretti would beneficially own approximately 2.1% of the Class A Common Stock outstanding.
- Johnson BF, LLC (CIK 0001896472): type of reporting person: other (OO); citizenship or place of organization: New York (NY); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 0; shared voting power 1,041,195; sole dispositive power 0; shared dispositive power 1,041,195; aggregate amount beneficially owned 1,041,195 (1.3% of the class)
  Comment: (1) With respect to rows 8, 10 and 11, this number represents shares of Class A Common Stock. All Class A Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.
  (2) With respect to the amount in rows 8, 10 and 11, on May 26, 2026, the irrevocable proxy granted by the Johnson Parties to Jonah Peretti for voting power of an aggregate total of 1,049,061 shares of Class A Common Stock held by the Johnson Parties was terminated. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D, as amended hereby.
  (3) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person; plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 26, 2026, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 78,983,041 shares of Class A Common Stock; (ii) 33,355 shares of Class B Common Stock; and (iii) no shares of Class C Common Stock were outstanding as of May 26, 2026, as reported by the Issuer in a Form 8-K on May 27, 2026.
- John S. Johnson, III (CIK 0001896474): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: other (OO); sole voting power 7,866; shared voting power 1,041,195; sole dispositive power 7,866; shared dispositive power 1,041,195; aggregate amount beneficially owned 1,049,061 (1.3% of the class)
  Comment: (1) With respect to rows 8, 10 and 11, this number represents 1,041,195 shares of Class A Common Stock indirectly held by the Reporting Person through Johnson BF, LLC. All Class A Common Stock held by Johnson BF, LLC may be deemed to be beneficially owned by John S. Johnson, III as the sole member of Johnson BF, LLC.
  (2) With respect to the amount in rows 8, 10 and 11, on May 26, 2026, the irrevocable proxy granted by the Johnson Parties to Jonah Peretti for voting power of an aggregate total of 1,049,061 shares of Class A Common Stock held by the Johnson Parties was terminated. See description of the Holder Voting Agreement in Item 6 (Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer) of the Schedule 13D, as amended hereby.
  (3) The percentage reported in row 13 is calculated in accordance with Rule 13d-3 of the Act based on: (i) the aggregate number of securities beneficially owned by the Reporting Person; plus (ii) the number of securities, if any, that the Reporting Person has a right to acquire within 60 days of May 26, 2026, which shall be treated as converted into Class A Common Stock only for the purpose of computing the percentage ownership of the Reporting Person. An aggregate of: (i) 78,983,041 shares of Class A Common Stock; (ii) 33,355 shares of Class B Common Stock; and (iii) no shares of Class C Common Stock were outstanding as of May 26, 2026, as reported by the Issuer in a Form 8-K filed on May 27, 2026.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001 per share
Name of issuer: BuzzFeed, Inc.
Address of issuer's principal executive offices: David Arroyo, Esq., c/o BuzzFeed, Inc., 50 West 23rd Street, New York, New York (NY), 10010
Comment:
Explanatory Note

The following constitutes Amendment No. 3 ("Amendment No. 3") to the Schedule 13D (the "Original Schedule 13D") filed with the Securities and Exchange Commission ("SEC") by Jonah Peretti, LLC, Jonah Peretti, Johnson BF, LLC and John S. Johnson, III (collectively, the "Reporting Persons") on December 13, 2021 and subsequently amended by Amendment No. 1 on December 7, 2023 ("Amendment No. 1") and Amendment No. 2 on May 13, 2026 ("Amendment No. 2"). This Amendment No. 3 amends and supplements the Original Schedule 13D as amended by Amendment No. 1 and Amendment No. 2 (as so amended, the "Schedule 13D") as specifically set forth herein. This Amendment No. 3 does not restate disclosures in the Schedule 13D that are not being amended and should be read in conjunction with the Schedule 13D. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

This Amendment No. 3 relates to the Class A Common Stock of BuzzFeed, Inc., a Delaware corporation (the "Issuer"). This Amendment No. 3 is being filed to report the effects resulting from the closing on May 26, 2026 (the "Closing") of the sale of 40,000,000 shares of Class A Common Stock to Allen Family Digital, LLC (the "Transaction"). As a result of the Closing of the Transaction, the Reporting Persons ceased to be the beneficial owner of more than five percent of the shares of Class A Common Stock of the Issuer. As such, the filing of this Amendment No. 3 represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

## Item 2. Identity and Background
Present principal occupation or employment:
Item 2(c) of the Schedule 13D is hereby amended and restated as follows:

(c) In connection with the Transaction (as defined in Item 6), Jonah Peretti resigned as Chief Executive Officer and Chairman of the Board on May 11, 2026, effective as of the Closing (as defined in Item 6). Mr. Peretti will remain on the Board as a Class I director and is expected to transition to a new role as President of BuzzFeed AI.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the below:

The information provided and incorporated by reference in Item 6 of the Schedule 13D is hereby incorporated by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the below:

On May 26, 2026, the Issuer issued and sold 40,000,000 shares of Class A Common Stock to Allen Family Digital, LLC.

In connection with the Transaction, Jonah Peretti, LLC converted all 1,309,354 of its shares of Class B Common Stock into Class A Common Stock effective as of the Closing (the "Stock Conversion").

In connection with the Transaction, the Holder Voting Agreement among Jonah Peretti, Johnson BF, LLC and John S. Johnson, III terminated, effective as of the Closing.

The information provided and incorporated by reference in Items 2 and 4 of the Schedule 13D is hereby incorporated by reference.

## Signatures
- Jonah Peretti, LLC: /s/ Jonah Peretti, Jonah Peretti, Authorized Person (05/28/2026)
- Jonah Peretti: /s/ Jonah Peretti, Jonah Peretti (05/28/2026)
- Johnson BF, LLC: /s/ John S. Johnson, III, John S. Johnson, III, Authorized Person (05/28/2026)
- John S. Johnson, III: /s/ John S. Johson, III, John S. Johnson, III (05/28/2026)